The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

June 8, 2020

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services on April 30, 2020 regarding the Company’s Post-Effective Amendment (“PEA”) No. 263 to its Registration Statement on Form N-1A. PEA No. 263 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on March 25, 2020. The sole purpose of PEA No. 263 was to register the SGI Peak Growth Fund, SGI Prudent Growth Fund, and SGI Conservative Fund (each, a “Fund” and together, the “Funds”) as new series of the Company.

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response. The Company notes that the comments apply to each Fund.

1.       Prospectus – Summary Section – Expenses and Fees Table

Staff Comment: Consider deleting the “Distribution and/or Service (12b-1) Fees” line item from the Expenses and Fees table as the line item is not applicable.

Response: The Company will retain the line item as it provides information to shareholders and prospective shareholders about the fees and expenses associated with the Portfolio.

2.       Prospectus – Summary Section – Example

Staff Comment: Please ensure that the Example includes the effect of the expense limitation and reimbursement agreement, if applicable.

Response: The Company notes that none of the Funds are initially expected to exceed their expense cap of 1.70% (not including the excluded expenses listed in the Funds’ registration statement and Expense Limitation and Reimbursement Agreement) during each Fund’s first fiscal year, and as such no change is required. However, the Funds supplementally confirm to adjust the Example as needed in future registration statements to take into account the term of each Fund’s expense limitation and reimbursement agreement, if applicable.

3.       Prospectus – Summary Section – Principal Investment Strategies

Staff Comment: Consider whether additional disclosure is required to discuss a Fund’s consideration of environmental, social, and governance (“ESG”) issues.

Response: Summit Global Investments, LLC, the investment adviser to the Funds (the “Adviser”) confirms that the “Principal Investment Strategies” section of each Fund fully discloses the process used by the Adviser in assessing ESG issues. The Adviser further confirms that additional disclosure will be added in the Funds’ future annual registration statement updates as necessary. Accordingly, the Company respectfully declines to provide further disclosure at this time.

4.       Prospectus – Summary Section – Principal Risks

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute or rule from the Commission that would require the principal risks to be disclosed in any particular order. The Company has considered the Commission’s written guidance on ordering of risks, and the Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of a Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Accordingly, the Company respectfully declines to re-order the risk factors.

5.       Prospectus – Summary Section – Principal Risks – Industry or Sector Focus Risk

Staff Comment: Please add additional disclosure concerning the specific industry or sector focus of a Fund.

Response: While as part of its principal investment strategy a Fund may focus its investments in a particular industry or sector, the Funds have not yet commenced operations and the Adviser has not determined that a Fund will focus in any specific industry or sector. Accordingly, the Company respectfully declines to add additional disclosure concerning the specific industry or sector focus of a Fund at this time. However, to the extent that a Fund focuses in a particular industry or sector in the future, additional disclosure will be provided in the Funds’ future annual registration statement updates.

6.       Prospectus – Summary Section – Management of the Fund – Portfolio Managers

Staff Comment: Please provide the month of inception of the Fund under the column heading entitled “Tenure with the Fund.”

Response: The date of each Fund’s commencement of operations is not yet known. Accordingly, the Company respectfully declines to prospectively add a date at this time. However, the Company supplementally confirms that it will add the month of inception in conjunction with the Funds’ first annual registration statement update.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.

David Harden, Summit Global Investments, LLC

Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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